FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated September 29, 2016, announcing the Company's financial results for the quarter and six months ended June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: September 29, 2016
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2016

September 29, 2016 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the second quarter and six months ended June 30, 2016.
For the second quarter and six months ended June 30, 2016, the Company generated net revenues of $8.2 and $15.2 million respectively. As of June 30, 2016 total stockholder's equity was $20.9 million and cash and restricted cash was $3.1 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"During the first half of 2016, the dry bulk market experienced its worst performance of the last 25 years. The severe market weakness however, provides unique investment opportunities to acquire quality tonnage at historically low prices. Over the past several months we have worked towards our stated goal of expanding our operating fleet by actively monitoring the market for vessel acquisition opportunities. As announced in a separate press release, we recently reached an agreement to purchase two 2010-built South Korean Capesize vessels at a price of $20.75 million each. The acquisition price compares very favorably with similar secondhand Capesize vessels, which have averaged approximately $35 million over the past 5 years.
"Furthermore, we have recently improved our financial position by completing a registered direct offering in August where we sold common shares to an unaffiliated institutional investor. In addition, we reached a number of agreements with certain of our lenders to reduce our financial expenses and help us preserve our cash flow. It is evident through these transactions and the commitment shown by our lenders and investors that there is a high degree of confidence in our business plan.
"Over the first six months of 2016 the financial performance of Seanergy has been negatively affected by the historic low dry bulk charter market, especially in the first quarter of the year. Baltic freight indices show that the average daily rates for Capesize vessels over the first six months of 2016 fell by 22% when compared to the same period of 2015. Against this difficult background, our six Capesize vessels earned a TCE rate of $4,267 as compared to an average reading of $3,570 for the Baltic Capesize Index. Currently, the Capesize market has improved substantially compared to the levels seen in the first quarter, which we expect to lead to better financial performance for the rest of the year as our vessels are expected to operate in a higher charter rates environment.
"At the same time, the continued rise in China's iron ore imports and the commitment to capacity expansion shown by major miners in Australia and Brazil reinforce our positive long term expectations. We intend to pursue additional acquisition opportunities that we believe can further enhance value for our shareholders and we believe that Seanergy is the right platform in the dry bulk listed space to take advantage of the eventual recovery of the freight market and asset values."

Current Company Fleet:
Vessel Name	Vessel Class	Capacity (in DWT)	Year Built	Yard
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong SB
Gloriuship	Capesize	171,314	2004	Hyundai HI
Squireship	Capesize	170,018	2010	Sungdong SB
Championship	Capesize	179,238	2011	Sungdong SB
Premiership	Capesize	170,024	2010	Sungdong SB
Gladiatorship	Supramax	56,819	2010	CSC Jinling Shipyard
Guardianship	Supramax	56,884	2011	CSC Jinling Shipyard
Total / Average		1,145,553	7.8 Years
Fleet Data:
	Q2 2016	Q2 2015	6M 2016	6M 2015
Ownership days (1)	728	91	1,456	103
Available days (2)	637	91	1,354	103
Operating days (3)	590	80	1,208	88
Fleet utilization (4)	81.0%	87.9%	83.0%	85.4%
Fleet utilization excluding drydocking & lay-up off hire days (5)	92.6%	87.9%	89.2%	85.4%
TCE rate (6)	$5,649	$9,788	$4,685	$8,659
Daily Vessel Operating Expenses (7)	$4,082	$7,769	$4,600	$9,117
(1)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(2)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings, special and intermediate surveys, or days vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended June 30, 2016, the Company incurred 91 off-hire days for a vessel in lay-up. During the six months ended June 30, 2016 the Company incurred 102 off-hire days for a vessel lay-up.
(3)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the quarter ended June 30, 2016 the Company incurred 47 off-hire days between voyages. In the six months ended June 30, 2016, the Company incurred 144 off-hire days between voyages and 2 off-hire days due to other unforeseen circumstances.
(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)	Fleet utilization excluding drydocking & lay-up off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking & lay-up days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry dockings, special or intermediate surveys and lay-ups.
(6)	Time Charter Equivalent (TCE) rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)
	Q2 2016	Q2 2015	6M 2016	6M 2015
Net revenues from vessels	8,164	1,757	15,165	1,757
Less: Voyage expenses	4,831	974	9,505	995
Net operating revenues	3,333	783	5,660	762
Operating days	590	80	1,208	88
TCE rate	5,649	9,788	4,685	8,659

(7)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. We include daily vessel operating expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to daily vessel operating expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q2 2016	Q2 2015	6M 2016	6M 2015
Vessel operating expenses	2,972	707	6,698	939
Ownership days	728	91	1,456	103
Daily Vessel Operating Expenses	4,082	7,769	4,600	9,117

Second Quarter Developments:
Supplemental Agreement to the UniCredit Bank AG Loan Facility
On June 3, 2016, we entered into a supplemental agreement to our senior secured loan facility with UniCredit Bank AG, dated September 11, 2015. Among other things, pursuant to the supplemental agreement the margin has been split into a cash portion and a non-cash portion. The non-cash portion of the margin will be capitalized and repaid in full by June 30, 2017. In addition, among other things, the application and the effective date of certain covenants is deferred to earliest June 30, 2017.
Supplemental Letter to the HSH Nordbank AG Loan Facility
On May 16, 2016, we entered into a supplemental letter to our senior secured loan facility with HSH Nordbank AG, dated September 1, 2015. Among other things, pursuant to the supplemental letter certain prepayments are deferred to June 30, 2018.
Amendments to the Revolving Convertible Promissory Note to the Sponsor
On April 21, 2016, May 17, 2016 and June 16, 2016 the Company entered into a fifth, sixth and seventh amendment, respectively, to our unsecured revolving convertible promissory note of September 7, 2015. These amendments increased the maximum amount that we are permitted to borrow under the note to approximately $21.2 million and further modified the amount by which this amount is reduced on September 10, 2017, and each year on the anniversary of that date to $3.1 million. As of today, the Company has drawn down the entire amount available under the note.

Subsequent Developments:
2016 Annual Meeting of Shareholders
On September 28, 2016, the Company held its 2016 Annual Meeting of Shareholders, or the Meeting, in Athens, Greece pursuant to a Notice of Annual Meeting of Shareholders dated August 17, 2016.  At the Meeting, each of the following proposals, which was set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around August 17, 2016, were approved and adopted: (i) the election of two Class A Directors, Stamatios Tsantanis and Elias Culucundis, to serve until the 2019 Annual Meeting of Shareholders and (ii) the approval of the appointment of Ernst & Young (Hellas) Certified Auditors - Accountants S.A. to serve as the Company's independent auditors for the fiscal year ending December 31, 2016.
Acquisition of two 2010 built Capesize Vessels
On September 26, 2016 the Company entered into separate agreements with an unaffiliated third party for the purchase of two secondhand Capesize vessels for a gross purchase price of $20.75 million per vessel. The vessels are expected to be delivered between mid-November 2016 and early January 2017, subject to the satisfaction of certain customary closing conditions.
Completion of Registered Direct Offering
In a direct offering that was completed on August 10, 2016, the Company sold 1,180,000 shares of common stock to an unaffiliated institutional investor at a purchase price of $4.15 per share, for aggregate gross proceeds of $4.9 million. The net proceeds from the sale of the securities, after deducting placement agent fees and related offering expenses, are approximately $4.1 million. The net proceeds of this offering are expected to be used for general corporate purposes. The securities were offered pursuant to a shelf registration statement on Form F-3 previously filed and declared effective by the United States Securities and Exchange Commission ("SEC"). A prospectus supplement relating to the offering was filed by the Company with the SEC on August 9, 2016.
Supplemental Letter to the UniCredit Bank AG Loan Facility
On July 29, 2016, we entered into a supplemental letter to our senior secured loan facility with UniCredit Bank AG, dated September 11, 2015. Among other things, pursuant to the supplemental letter the effective date of a certain covenant is deferred to July 01, 2017.
Supplemental Agreements to the Alpha Bank A.E. Loan Facilities
On July 28, 2016, we entered into a second supplemental agreement related to our senior secured loan facility with Alpha Bank A.E., dated March 6, 2015. Among other things, pursuant to the second supplement agreement the next four repayment installments were reduced to $100,000 each, amounting to an aggregate reduction of $600,000 that will be added to the balloon payment. In addition, the effective date of certain covenants is deferred to July 01, 2017.
On July 28, 2016, we entered into a supplemental agreement related to our senior secured loan facility with Alpha Bank A.E., dated November 4, 2015. Among other things, pursuant to the supplement agreement the effective date of certain covenants is deferred to July 01, 2017.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
June 30, 2016 and December 31, 2015
 (In thousands of US Dollars)

	June 30, 2016	December 31, 2015
ASSETS
Cash and restricted cash	3,109	3,354
Vessels, net	195,655	199,840
Other assets	5,874	6,158
TOTAL ASSETS	204,638	209,352

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	177,090	177,505
Convertible promissory note	510	134
Other liabilities	6,134	8,429
Stockholders' equity	20,904	23,284
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	204,638	209,352

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
For the three and six months ended June 30, 2016 and 2015
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenues:
Vessel revenue, net	8,164	1,757	15,165	1,757

Expenses:
Voyage expenses	(4,831)	(974)	(9,505)	(995)
Vessel operating expenses	(2,972)	(707)	(6,698)	(939)
Management fees	(222)	(32)	(454)	(48)
General and administrative expenses	(701)	(702)	(1,540)	(1,385)
Depreciation and amortization	(2,216)	(135)	(4,436)	(158)
Operating loss	(2,778)	(793)	(7,468)	(1,768)
Other expense:
Interest and finance costs	(2,339)	(249)	(4,379)	(273)
Other, net	(15)	(5)	(12)	(15)
Total other expenses, net:	(2,354)	(254)	(4,391)	(288)
Net loss	(5,132)	(1,047)	(11,859)	(2,056)

Net loss per common share, basic and diluted	(0.26)	(0.11)	(0.61)	(0.29)
Weighted average number of common shares outstanding, basic and diluted	19,370,412	9,311,354	19,370,412	7,130,807

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.
The Company currently owns a modern fleet of eight dry bulk carriers, six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.8 years.
The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP."
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the Company's failure to consummate future, pending or recent acquisitions and dispositions, including as a result of some failure of a seller or a buyer; business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com